Exhibit 99.1
NeoGames Announces First Quarter 2022 Results

– First Quarter Revenues and Share of NPI Revenues Interest total a record $22.4 million, up 3.8% year-over-year –

– Updates Full Year 2022 Revenue and Share of NPI Revenues Guidance to between $91 and $96 million –

Luxembourg – May 11, 2022 – NeoGames S.A. (Nasdaq: NGMS) (“NeoGames” or the "Company"), a technology-driven provider of end-to-end iLottery solutions, announced today financial results for the first quarter ended March 31, 2022.

Moti Malul, Chief Executive Officer of NeoGames, said: “Our business continues to trend positively in 2022, as our existing accounts continue to perform well in terms of both sequential, as well as annual growth rates. We are delighted to see particularly strong growth from our Virginia and Alberta accounts, which have become leading contributors to our revenues. During the quarter we announced an offer to acquire Aspire Global in an effort to enhance our offering and expand our geographies. We have been keenly focused on completing this transaction and have recently launched our tender offer. We are confident with the progress and expect to close during the second quarter.”

First Quarter 2022 Financial Highlights

•
The total of Revenues and the Company’s share in NPI revenues was $22.4 million during the first quarter of 2022 compared to $21.6 million during the first quarter of 2021, representing an increase of 3.8% year-over-year. Revenues were $13.2 million during the first quarter of 2022, compared to $13.3 million during the first quarter of 2021, representing a decrease of 0.7% year-over-year. In addition, the Company’s share in NPI revenues was $9.2 million during the first quarter of 2022, compared to $8.2 million during the first quarter of 2021, representing an increase of 11.2% year-over-year.

•
Comprehensive loss was $(0.9) million, or $(0.03) per share, during the first quarter of 2022, compared to comprehensive income of $4.0 million, or $0.16 per share, during the first quarter of 2021. The change in comprehensive income was impacted by several items, including Aspire transaction-related , stock-based compensation expense (granted in Q4 2021), and additional G&A related to further build out of operations.

•	Adjusted EBITDA[1] was $8.5 million during the first quarter of 2022, compared to $9.7 million during the first quarter of 2021 representing a decrease of 12.0% year-over-year.
•	Network Net Gaming Revenue (“NGR”) was $199.7 million during the first quarter of 2022, compared to $195.8 million during the first quarter of 2021, representing an increase of 2% year-over-year.

Recent Business Highlights

•
On April 26, 2022, we published the prospectus, offer document and acceptance form related to the Aspire Global prospective acquisition. The acceptance period runs from April 27 through May 25 with an expected settlement date of June 14, 2022. The acquisition is expected to close during the second quarter of 2022.

•	Virginia continued its strong growth with quarter-over-quarter and year-over-year increases in revenue and near market-leading per capita volumes.
•	Michigan continued its growth trend, which started in the second half of the fourth quarter 2021.
•
Benefiting from the broader product mix rolled out in the region, Alberta expanded to become our second largest turn-key account in terms of revenues, demonstrating the benefits of our collaboration with Aspire Global, as Pariplay has increased its market share during the quarter.

1 The section titled “Non-IFRS Financial Measures and Key Performance Indicators” below contains a description of the non-GAAP financial measures discussed in this press release and reconciliations between historical GAAP and non-GAAP information are contained in the tables below. Throughout this press release, we also provide a number of key performance indicators used by our management and often used by competitors in our industry. These and other key performance indicators are discussed in more detail in the section entitled “Non-IFRS Financial Measures and Key Performance Indicators” in this press release

Guidance

The Company is updating its fiscal year 2022 Revenue and Share of NPI Revenues Interest Guidance to between $91 million and $96 million, compared to the prior range of between $90 million and $97 million, representing an approximate 11% increase year-over-year at the midpoint. This range is based on revenues from existing accounts, does not assume revenues from the launch of new turn-key accounts, and reflects the range of possible outcomes of the conflict in Ukraine.

Conference Call & Webcast Details

NeoGames will host a live conference call and audio webcast on Thursday, May 12, 2022 at 8:30 a.m. Eastern Time, during which management will discuss the Company’s first quarter results and provide commentary on business performance.  A question and answer session will follow the prepared remarks.

The conference call may be accessed by dialing (833) 301-1152 for U.S. domestic callers or (914) 987-7393 for international callers. Once connected with the operator, please provide the conference ID of 9525817.

A live audio webcast of the earnings conference call may be accessed on the Company’s website at ir.neogames.com. The replay of the audio webcast and accompanying presentation will be available on the Company’s investor relations website shortly after the call.

About NeoGames

NeoGames, incorporated in Luxembourg, is a technology-driven innovator and a global provider of iLottery solutions for national and state-regulated lotteries. NeoGames’ full-service solution combines proprietary technology platforms with the experience and expertise required for successful iLottery operations. NeoGames’ pioneering game studio encompasses an extensive portfolio of engaging online lottery games that deliver an entertaining player experience. As a trusted partner to lotteries worldwide, the Company works with its customers to maximize their success, offering a comprehensive solution that empowers them to deliver enjoyable and profitable iLottery programs to their players, generate more revenue, and direct proceeds to good causes.

Cautionary Statement Regarding Forward-looking Statements

Certain statements in this press release may constitute “forward-looking” statements and information, within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events, including, among others, the Aspire Global acquisition and the expected synergies. Forward-looking statements give the Company’s current expectations and projections relating to its financial condition, competitive position, future financial results, plans, objectives, and business. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: we have a concentrated customer base, and our failure to retain our existing contracts with our customers could have a significant adverse effect on our business; we do not have a formal joint venture agreement or any other operating or shareholders’ agreement with Pollard Banknote Limited (“Pollard”) with respect to NPI, our joint venture with Pollard, through which we conduct a substantial amount of our business; a reduction in discretionary consumer spending could have an adverse impact on our business; the growth of our business largely depends on our continued ability to procure new contracts; we incur significant costs related to the procurement of new contracts, which we may be unable to recover in a timely manner, or at all; intense competition exists in the iLottery industry, and we expect competition to continue to intensify; our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions; in addition to competition with other iLottery providers, we and our customers also compete with providers of other online offerings; the gaming and lottery industries are heavily regulated, and changes to the regulatory framework in the jurisdictions in which we operate could harm our existing operations; while we have not experienced a material impact to date, the ongoing COVID-19 pandemic, including variants, and similar health epidemics and contagious disease outbreaks could significantly disrupt our operations and adversely affect our business, results of operations, cash flows or financial condition; and other risk factors described in our  Annual Report on Form 20-F for the year ended December 31, 2021, filed with the Securities and Exchange Commission on April 14, 2022, and other documents filed with or furnished to the SEC. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Non-IFRS Financial Measures and Key Performance Indicators

This press release may include EBIT, EBITDA, Adjusted EBITDA, NPI and NPI Revenues Interest, which are financial measures not presented in accordance with IFRS.  We use these financial measures to supplement our results presented in accordance with IFRS. We include these non-IFRS financial measures because they are used by our management to evaluate our operating performance and trends and to make strategic decisions regarding the allocation of capital and new investments.

We also use certain key performance indicators (“KPIs”), including Network NGR and Gross Gaming Revenue (“GGR”), to monitor our operations and inform decisions to drive further growth. These KPIs offer a perspective on the historical performance of our platform in the aggregate across jurisdictions in which we operate. We believe these KPIs are useful indicators of the overall health of our business.

EBIT, EBITDA, and Adjusted EBITDA. We define “EBIT” as net income (loss), plus income taxes, and interest and finance-related expenses. We define “EBITDA” as EBIT, plus depreciation and amortization. We define Adjusted EBITDA as EBITDA, plus share-based compensation, initial public offering expenses, prospective acquisition related expenses and the Company’s share in NPI depreciation and amortization. We believe EBIT, EBITDA and Adjusted EBITDA are useful in evaluating our operating performance, as they are regularly used by security analysts, institutional investors and others in analyzing operating performance and prospects. Adjusted EBITDA is not intended to be a substitute for any IFRS financial measure and, as calculated, may not be comparable to other similarly titled measures of performance of other companies in other industries or within the same industry.

NPI. Refers to NeoPollard Interactive LLC that represents the Company’s 50/50 joint venture with Pollard Banknote Limited (“Pollard”). The joint venture was formed for the purpose of identifying, pursuing, winning and executing iLottery contracts in the North American lottery market. NPI is managed by an executive board of four members, consisting of two members appointed by NeoGames and two members appointed by Pollard. NPI has its own general manager and dedicated workforce and operates as a separate entity. However, it relies on NeoGames and Pollard for certain services, such as technology development, business operations and support services from NeoGames and corporate services, including legal, banking and certain human resources services, from Pollard.

Company share in NPI Revenues .  NPI Revenues is not recorded as revenues in our consolidated statements of comprehensive income (loss), but rather is reflected in our consolidated financial statements in accordance with the equity method, as we share 50% of the profit (loss) of NPI subject to certain adjustments.

Network NGR. We define “NGR” as (i) in North America, gross sales less winnings paid to players and any promotion dollar incentives granted to players, and (ii) in Europe, gross sales less winnings paid to players, any gambling tax or duty paid on such sales and any promotion dollar incentives granted to players. We measure Network NGR as the total NGR generated by Instants and DBGs on our platform. As most of our revenue share contracts are based on NGR, tracking Network NGR provides us with insight as to the marginal contribution of GGR growth to our revenues and allows us to detect inefficiencies in our GGR growth strategy.

Gross Gaming Revenue (GGR). We define “GGR” as gross sales less winnings paid to players.

Contacts

Investor Contact:
ir@neogames.com

Media Relations:
pr@neogames.com

NeoGames S.A.
Consolidated Condensed Balance Sheets
(U.S. dollars in thousands)

	March 31,	December 31,
	2022	2021
	Unaudited	Audited
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$40,932	$66,082
Designated cash	-	167
Restricted deposit	5	9
Prepaid expenses and other receivables	3,393	2,494
Due from Aspire Group	608	1,483
Due from the Michigan Joint Operation and NPI	3,641	3,560
Trade receivables	5,797	3,724
Total current assets	$54,376	$77,519
NON-CURRENT ASSETS
Restricted deposit	154	154
Restricted deposits - Joint Venture	3,848	3,848
Property and equipment	2,870	2,159
Intangible assets	23,877	22,354
Right-of-use assets	7,689	7,882
Deferred taxes	2,075	1,839
Total non-current assets	40,513	38,236
Total assets	$94,889	$115,755

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade and other payables	$8,652	$7,902
Lease liabilities	678	769
Capital notes and accrued interest due to Aspire Group	-	21,086
Employees withholding payable	-	167
Employees' related payables and accruals	3,852	4,202
Total current liabilities	$13,182	$34,126
NON-CURRENT LIABILITIES

Loans and other due to Caesars, net	$13,287	$12,899
Company share of Joint Venture net liabilities	778	830
Lease liabilities	7,767	7,820
Accrued severance pay, net	380	286
Total non-current liabilities	$22,212	$21,835
EQUITY
Share capital	45	45
Reserve with respect to transaction under common control	(8,467)	(8,467)
Reserve with respect to funding transactions with related parties	20,072	20,072
Share premium	71,862	70,812
Share based payments reserve	5,567	6,023
Accumulated losses	(29,584)	(28,691)
Total equity	59,495	59,794
Total liabilities and equity	$94,889	$115,755

NeoGames S.A.
Consolidated Condensed Statements of Comprehensive Income
(Unaudited, U.S. dollars in thousands, except per share amounts)

	Quarter ended March 31,
	2022	2021

Revenues	$13,250	$13,349
Distribution expenses	2,465	2,646
Development expenses	2,542	2,238
Selling and marketing expenses	521	278
General and administrative expenses	3,704	2,661
Prospective acquisition related expenses	2,221	-
Depreciation and amortization	3,954	3,355
	15,407	11,178
Profit (loss) from operations	(2,157)	2,171
Interest expenses with respect to funding from related parties	1,640	1,184
Finance expenses	499	224
The Company’ share in profits of Joint Venture	3,887	3,844
Profit (loss) before income taxes expenses	(409)	4,607
Taxes expenses	(484)	(657)
Net and total comprehensive income (loss)	$(893)	$3,950

Net income (loss) per common share outstanding, basic	$(0.03)	$0.16
Net income (loss) per common share outstanding, diluted	$(0.03)	$0.15

Weighted average number of ordinary shares outstanding:
Basic	25,593,101	24,983,855
Diluted	25,593,101	26,612,949

NeoGames S.A.
Reconciliation of Comprehensive Income (Loss) to Adjusted EBITDA
(Unaudited, U.S. dollars in thousands)

	Quarter ended March 31,
	2022	2021

Net and total comprehensive (loss) income	$(893)	$3,950
Taxes expenses	484	657
Interest and finance-related expenses	2,139	1,408
EBIT	1,730	6,015
Depreciation and amortization	3,954	3,355
EBITDA	5,684	9,370
Prospective acquisition related expenses	2,221	-
Share based compensation	595	266
Company share of NPI depreciation and amortization	29	53
Adjusted EBITDA	$8,529	$9,689

NeoGames S.A.
Revenues generated by NeoGames as well as Company's share in NPI Revenues
(Unaudited, U.S. dollars in thousands)

	Quarter ended March 31,
	2022	2021

Royalties from turnkey contracts	$6,960	$8,445
Royalties from games contracts	536	476
Use of IP rights	3,320	1,863
Development and other services – Aspire	426	480
Development and other services – NPI	1,676	1,799
Development and other services – Michigan Joint Operation	332	286
Revenues	$13,250	$13,349
NeoGames’ NPI Revenues Interest	$9,170	$8,248